

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
10220 South 51st Street, Suite 2
Phoenix, AZ 85044-5231

      Re: Insys Therapeutics, Inc.
              Registration Statement on Form S-1
              Filed March 29, 2011
              File No. 333-173154

Dear Mr. Babich:

      It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

      If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

      You may contact Bryan Pitko at (202) 551-3203 with any questions.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director